SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2011

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 'Aviva Presentation on Quality of Balance Sheet'

20 January 2011

AVIVA'S PRESENTATION FOR INVESTORS ON THE QUALITY OF ITS BALANCE SHEET

Aviva plc ("Aviva") is holding a presentation for investors and analysts this morning on the strength of its balance sheet management and how this supports its resilient profits and capital generation.

A copy of the slides to be used during this presentation is attached to this news release

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/7975Z_-2011-1-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7975Z_1-2011-1-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7975Z_2-2011-1-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7975Z_3-2011-1-20.pdf

http://www.rns-pdf.londonstockexchange.com/rns/7975Z_4-2011-1-20.pdf

Media and analysts

• The presentation and a video interview of Pat Regan and the other presenters is now available for download from the company's website www.aviva.com

• The event is being webcast from 9.30 am and can be viewed from the company's website www.aviva.com

Enquiries:

Analysts
Charles Barrows                +44 (0)20 7662 8115
Jonathan Price                   +44 (0)20 7662 2111
Jane Gillis                           +44 (0)20 7662 8048

Notes to editors:

• Aviva is the world's sixth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

•     Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

• The Aviva media centre at www.aviva.com/mediaincludes images, company and product information and a news release archive

• Follow us on twitter: www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2009

• Cautionary statements:

This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

The presentation contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or unavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report on Form 20-F as filed with the SEC on 30 March 2010. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 January, 2011

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary